FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date:  February 5, 2004

TALISMAN ENERGY INC.

Commission File No. 1-6665

[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,

 Calgary, Alberta, Canada, T2P 5C5

[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F

X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[√ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                 .

This Report on Form 6-K incorporates by reference the exhibit attached hereto which was filed by Talisman Energy Inc. with the Canadian Securities Commissions (the "Commissions") on the date specified in the exhibit list.

Exhibit

Title

1.

Press Release dated February 5, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.

[Registrant]

Date:  February 5, 2004

By:     CHRISTINE D. LEE

Christine D. Lee

Assistant Corporate Secretary

NEWS RELEASE

TALISMAN ENERGY AWARDED TWO NEW LICENSES IN NORWEGIAN NORTH SEA AND ACQUIRES NEW EXPLORATION ACREAGE

CALGARY, Alberta - February 5, 2004 - Talisman Energy Norge AS, a wholly owned subsidiary of Talisman Energy Inc., has been awarded two new exploration licenses in the Norwegian North Sea. In addition, Talisman has acquired from ConocoPhillips Skandinavia AS ("ConocoPhillips") its 35% interest in licenses PL143BS and PL143CS in Block 1/2 on the Norwegian Continental Shelf, including the Blane discovery.

Talisman is continuing its successful North Sea strategy of using acquisitions and license applications to build exploration and development core areas around existing production and infrastructure, in this case the Talisman operated Gyda field. By focusing on near field exploration and maximizing production potential, small discoveries can make a significant contribution to cost sharing and field life extension.

The two licenses contain part of Blocks 2/1, 7/8 and 7/11 and were awarded to Talisman and its co-venturer DONG Norge AS  (Talisman 60%, DONG 40%). Talisman will be the operator for both licenses.  Block 2/1 contains exploration targets and is adjacent to the Gyda field and any discovery would likely be tied back to the Gyda platform as a subsea development.

Blocks 7/8 and 7/11 are about 70 kilometers northwest of Gyda.  These blocks have several prospects and small discoveries including the Mime field. A technical evaluation program is planned to establish the remaining potential.

Block 1/2 acquired from ConocoPhillips contains the Hummer prospect, which the operator (Paladin Resources Norge AS) plans to drill in 2004.  If this well is successful, the prospect could potentially be developed in conjunction with Blane via subsea tie back to Gyda.

The Gyda field has been in production since 1991 and the current daily production is circa 11,000 bbls/d (Talisman 61%).  Plans have been made for drilling three new production wells in 2004 and a further three to six wells are expected to follow over the next two to four years.

 "This is a major step forward for Talisman in Norway, particularly as we have only been operating there for a relatively short period," said Dr. Jim Buckee, President and Chief Executive Officer.  "The Company's strategy for growth is based upon the success Talisman has had in other countries and we will continue to optimize returns on existing fields and facilities.  In addition, we are very optimistic about exploiting the potential of the Norwegian Continental Shelf through new discoveries and by rejuvenating existing fields."

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone: 403-237-1196

Fax:     403-237-1210

E-mail: tlm@talisman-energy.com

Forward-looking Statements

This news release contains statements about corporate strategy, plans for cost sharing and extending field life, operations, production, exploration and development, business plans for drilling and a technical evaluation program, that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; and health, safety and environmental risks. Relevant risks also include, but are not limited to:  uncertainties as to the availability and cost of financing; general economic conditions; fluctuations in oil and gas prices and foreign currency exchange rates; and the possibility that government policies may change or governmental approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's Annual Report under the headings "Management's Discussion and Analysis - Liquidity and Capital Resources", "- Risks and Uncertainties" and "- Outlook" as well as in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Note to U.S. Residents

Talisman is subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, and, consequently files reports with and furnishes other information to the SEC.  These reports and other information have been prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States.  Talisman reports its production quantities in accordance with Canadian practices. These practices are different than the practices used to report production estimates in reports and other materials filed with the SEC by United States companies. The primary difference is that  Talisman follows the Canadian practice of reporting gross production volumes, which are prior to the deduction of royalties and similar payments. In the United States, net production volumes are reported after deduction of these amounts.  As a consequence, Talisman's production volumes may not be comparable to those made by United States companies subject to SEC reporting and disclosure requirements.

You may read any document Talisman furnishes to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

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